

June 17, 2010

By U.S. Mail and facsimile to (954) 769-6402

Jonathan P. Ferrando
Executive Vice President, General Counsel and Secretary
AutoNation, Inc.
200 SW 1st Avenue, Suite 1600
Fort Lauderdale, FL 33301

      Re: **AutoNation, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 17, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed March 25, 2010
               File No. 001-13107

Dear Mr. Ferrando:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director